Exhibit 21.1
USD PARTNERS LP
Subsidiaries of the Registrant

Company Name	State or other Jurisdiction of Incorporation/ Formation/Organization
USD Logistics Operations GP LLC	Delaware
USD Logistics Operations LP	Delaware
USD Rail LP	Delaware
USD Rail International S.A.R.L.	Luxembourg
USD Rail Canada ULC	British Columbia
West Colton Rail Terminal LLC	Delaware
San Antonio Rail Terminal LLC	Delaware
USD Terminals International S.A.R.L.	Luxembourg
USD Terminals Canada ULC	British Columbia